UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number: 000-19289

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

State Auto Insurance Companies Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Auto Financial Corporation

518 East Broad Street

Columbus, Ohio 43215-3976

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the State Auto Insurance Companies Capital Accumulation Plan are being filed herewith:

Financial Statements for each of the two years ended December 31, 2006 and Supplemental Schedule for the year ended December 31, 2006

The following exhibits are being filed herewith:

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein

Report of Independent Registered Public Accounting Firm

Plan Administrative Committee

State Auto Insurance Companies Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Capital Accumulation Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Columbus, Ohio

June 15, 2007

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments, at fair value:
Shares of registered investment companies	$152,848,574	134,932,755
Interest-bearing cash	11,409,518	10,803,053
Common / collective trusts	15,770,788	15,716,894
Affiliated stock	2,091,324	1,855,413
Loans to participants	3,024,502	2,676,727

Total investments	185,144,706	165,984,842
Contribution receivables:
Employee	56,400	18,000
Employer	30,800	7,350

Total receivables	87,200	25,350

Net assets reflecting investments at fair value	185,231,906	166,010,192
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	158,507	178,428

Net assets available for benefits	$185,390,413	166,188,620

See accompanying notes.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions
Interest and dividends	$12,401,716	5,521,946

Contributions:
Employee	9,322,176	8,820,482
Employer	3,224,581	3,048,240

Total contributions	12,546,757	11,868,722

Total additions	24,948,473	17,390,668

Deductions
Benefit payments	13,680,036	8,766,270
Participant loan fees	17,551	17,178

Total deductions	13,697,587	8,783,448
Net appreciation in fair value of investments	7,950,907	8,337,003

Net increase	19,201,793	16,944,223
Net assets available for benefits:
Beginning of year	166,188,620	149,244,397

End of year	$185,390,413	166,188,620

See accompanying notes.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements

December 31, 2006

1. Description of the Plan

Organization

The State Auto Insurance Companies Capital Accumulation Plan (the “Plan”), a defined contribution plan, was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company and its affiliates (the “Company”) for the purpose of providing a savings plan for the benefit of its employees.

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a complete description of the Plan.

General

An employee of the company is eligible to participate in the Plan as of the first pay period subsequent to thirty days after the employee’s hire date, provided the employee is or will attain age 21 during the calendar year following the employee’s hire date.

The Plan was amended and restated effective January 1, 1997, including subsequent amendments through January 1, 2007, to comply with recent legislation, regulation and rulings. See “Contributions” and “Investment Options.”

Contributions

Each participant may contribute any percentage of their salary between 1% and 50% (basic contribution). Subject to certain limitations, the Company matches the first 2% of basic contributions of participant salary at the rate of 75 cents for each dollar contributed; basic contributions of 3% to 6% are matched at a rate of 50 cents for each dollar contributed. Participants can change their rate of deferral as of any given pay date. Participants may also suspend contributions at any time. Participants may elect to make supplemental contributions in the form of after tax salary deferrals. Total participant contributions may not exceed 50% of salary.

Based on a provision of the Plan that became effective in January 2002, as of January 1, 2004, all Plan participants who attain age 50 or older during the calendar year, and are making the maximum Internal Revenue Code (the “Code”) pre-tax contribution, may make additional “Catch-up Contributions” each pay period in any whole percentage amount of their compensation from 1% to 25%, up to a dollar limitation on the amount of Catch-up Contribution established by law.

Vesting

Plan participants are immediately fully vested in employee contributions and related net earnings or losses. Full vesting in employer contributions and related net earnings and losses occurs upon three completed years of service. Any employee terminating prior to three completed years of service vests in employer contributions and related net earnings and losses at percentages set forth by the Plan document.

In addition, employer contributions and related net earnings or losses are fully vested upon retirement, age 65, death or total and permanent disability.

Any forfeiture of non-vested employer contributions and related net earnings or losses reduces future employer contributions.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements, Continued

Participant’s Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions and b) Plan earnings, and is charged with applicable participant loan fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the current 5-year treasury rate increased 75-100 basis points as determined quarterly by the Plan Administrative Committee. Principal and interest is paid ratably through bi-weekly payroll deductions.

Investment Options

Under the Plan trust agreement, participants may direct how their plan contributions are to be invested. The following description of the investment options provides only general information. Participants should refer to the Plan document for a complete description of the investments.

Plan contributions may be invested in the following twenty-five funds at December 31, 2006:

Baron Growth Fund: The fund primarily invests in small cap companies with market values under $2.5 billion.

Calamos Growth Fund Class A: The fund primarily invests in companies that have the potential of above-average, sustainable earnings growth, that Calamos believes will outperform most analysts’ expectations, and whose results and prospects are not yet fully reflected in their stock prices.

JP Morgan Mid Cap Value Fund Class A: The fund primarily invests at least 80% of its assets in equity securities of mid cap companies with market capitalizations between $1 billion to $20 billion at the time of purchase.

American Beacon Small Cap Value Fund Plan Ahead Class: The fund primarily invests at least 80% of its assets in equity securities of U.S. companies with market capitalizations of $2.6 billion or less at the time of investment.

Fidelity Puritan Fund: The fund primarily invests approximately 60% of its assets in stocks and other equity securities, and the remainder in bonds and other debt securities, including lower-quality debt securities, when the outlook for the markets is neutral.

Fidelity Contrafund: The fund primarily invests in common stocks of domestic and foreign issuers of “growth” or “value” stocks, or both.

Fidelity Equity-Income Fund: The fund primarily invests at least 80% of its assets in income-producing equity securities, which tends to lead to investments in large cap “value” stocks.

Fidelity U.S. Government Reserves Fund: The fund primarily invests at least 80% of its assets in U.S. Government securities, and in repurchase agreements for those securities.

Fidelity Managed Income Portfolio Fund: The fund primarily invests in investment contracts issued by insurance companies and other financial institutions, in fixed income securities and money market funds to provide daily liquidity.

Spartan U.S. Equity Index Fund: The fund primarily invests at least 80% of its assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.

Fidelity Intermediate Bond Fund: The fund primarily invests at least 80% of its assets in investment-grade debt securities of all types and repurchase agreements for those securities (those of medium and high quality).

Fidelity Diversified International Fund: The fund primarily invests in common stocks of foreign companies.

State Auto Financial Corporation Stock: State Auto Financial Corporation is an affiliate of the Company. The stock is traded on the NASDAQ under the ticker symbol, STFC.

Fidelity Freedom Income Fund: The fund primarily invests approximately 37% in investment grade fixed income funds, 3% in high yield fixed income funds, 40% in short-term funds and 20% in domestic equity funds.

Fidelity Freedom 2000 Fund: The fund primarily invests approximately 27% in domestic equity funds, 1% in international equity funds, 32% in investment grade fixed income funds, 3% in high yield fixed-income funds and 37% in Fidelity short-term mutual funds.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements, Continued

Fidelity Freedom 2005 Fund: The fund primarily invests approximately 40% in domestic equity funds, 9% in international equity funds, 35% in investment grade fixed income funds, 5% in high yield fixed income funds and 11% in Fidelity short-term mutual funds.

Fidelity Freedom 2010 Fund: The fund primarily invests approximately 40% in domestic equity funds, 10% in international equity funds, 35% in investment grade fixed income funds, 5% in high yield fixed income funds and 10% in Fidelity short-term mutual funds.

Fidelity Freedom 2015 Fund: The fund primarily invests approximately 47% in domestic equity funds, 12% in international equity funds, 30% in investment grade fixed income funds, 7% in high yield fixed income funds and 5% in Fidelity short-term mutual funds.

Fidelity Freedom 2020 Fund: The fund primarily invests approximately 55% in domestic equity funds, 14% in international equity funds, 24% in investment grade fixed income funds and 8% in high yield fixed income funds.

Fidelity Freedom 2025 Fund: The fund primarily invests approximately 58% in domestic equity funds, 14% in international equity funds, 20% in investment grade fixed income funds and 7% in high yield fixed income funds.

Fidelity Freedom 2030 Fund: The fund primarily invests approximately 66% in domestic equity funds, 16% in international equity funds, 10% in investment grade fixed income funds and 7% in high yield fixed income funds.

Fidelity Freedom 2035 Fund: The fund primarily invests approximately 66% in domestic equity funds, 17% in international equity funds, 9% in investment grade fixed income funds and 8% in high yield fixed income funds.

Fidelity Freedom 2040 Fund: The fund primarily invests approximately 68% in domestic equity funds, 17% in international equity funds, 5% in investment grade fixed income funds and 10% in high yield fixed income funds.

Fidelity Freedom 2045 Fund: The fund primarily invests approximately 69% in domestic equity funds, 20% in international equity funds, 1% in investment grade fixed income funds and 10% in high yield fixed income funds.

Fidelity Freedom 2050 Fund: The fund primarily invests approximately 70% in domestic equity funds, 20% in international equity funds, and 10% in high yield fixed income funds.

Administrative Expenses

All administrative expenses, excluding participant loan fees, and trustee fees are paid by the Company.

Payment of Benefits

Upon termination of service, participants generally receive a lump-sum amount equal to the value of their account less outstanding loan balances. Alternatively, qualifying participants can elect to receive their account value, less outstanding loan balances, in installments over a period not to exceed 10 years or, in the case of a retired participant, over a period not to exceed normal life expectancy.

Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their accumulated basic and supplemental contributions based on financial hardship. After participants have been in the plan for five years, and once every two years thereafter, participants may withdraw the vested portion of employer contributions credited to their account.

Plan Termination

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements, Continued

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Related Investment Income

Investments are stated at fair value. The common/collective trust is valued based on quoted redemption value on the last business day of the Plan year. Shares of registered investment companies and shares of the State Auto Financial Corporation Common Stock Fund are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Loans to plan participants, which must be approved by the Plan Administrative Committee, are valued at their outstanding balances, which approximate fair value.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participants account to the total fund balance.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.

As required by the FSP, the Plan’s common/collective trust investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts that are eligible for contract-value accounting treatment. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, which is presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements, Continued

3. Investments

The following investments, at fair value, represented 5% or more of assets available for benefits as of December 31, 2006 and 2005:

	December 31
	2006	2005
Investments in shares of registered investment companies:
Fidelity Contrafund	$49,887,589	50,106,814
Fidelity Equity Income Fund	34,731,998	30,357,441
Fidelity Diversified International Fund	15,969,307	10,882,337
Fidelity Puritan Fund	13,940,060	12,682,869
Fidelity U.S. Government Reserves Fund	11,409,518	10,802,705
Investment in common/collective trusts:
Fidelity Managed Income Portfolio Fund	$15,770,788	15,716,894

During 2006 and 2005, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Realized appreciation (depreciation):
Shares of registered investment companies	$940,477	108,764
Affiliated stock	(36,912)	32,022

Total realized appreciation	903,565	140,786
Unrealized appreciation (depreciation):
Shares of registered investment companies	7,093,369	7,708,080
Affiliated stock	(46,027)	488,137

Total unrealized appreciation	7,047,342	8,196,217

Total realized and unrealized appreciation	$7,950,907	8,337,003

4.  Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements, Continued

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2006	2005
Net assets available for benefits per the financial statements	$185,390,413	166,188,620
Contribution receivables	(87,200)	(25,350)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(158,507)	—

Net assets available for benefits per the Form 5500	$185,144,706	166,163,270

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31:

	2006	2005
Net increase in net assets available for benefits per the financial statements	$19,201,793	16,944,223
Contributions:
Employee	79,100	18,000
Employer	30,800	7,350

	109,900	25,350
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(158,507)	—

Net increase in net assets available for benefits per the Form 5500	$18,933,386	16,918,873

Supplemental

Schedule

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN # 31-4316080 / Plan # 004

December 31, 2006

Identity of Issue	Shares	Cost	Fair Value
Shares of Registered Investment Companies:
Baron Growth Fund	59,752	$2,803,789	$2,980,416
Calamos Growth Fund	104,467	5,593,715	5,630,792
JP Morgan Mid Cap Value Fund	120,283	2,879,108	3,098,503
American Beacon Small Cap Value	72,990	1,499,902	1,547,382
Fidelity Puritan Fund	698,050	12,656,054	13,940,060
Fidelity Contrafund	765,147	38,177,049	49,887,589
Fidelity Equity Income Fund	593,202	28,467,414	34,731,998
Fidelity Intermediate Bond Fund	332,179	3,457,562	3,408,158
Fidelity Diversified International Fund	432,187	12,068,848	15,969,307
Spartan U.S. Equity Index Fund	158,640	6,433,849	7,960,574
Fidelity Freedom Income	19,430	220,476	224,217
Fidelity Freedom 2000	11,640	139,530	145,037
Fidelity Freedom 2005	17,447	187,792	202,561
Fidelity Freedom 2010	264,007	3,649,710	3,859,785
Fidelity Freedom 2015	132,031	1,513,508	1,610,778
Fidelity Freedom 2020	227,693	3,253,748	3,536,068
Fidelity Freedom 2025	95,771	1,143,352	1,223,000
Fidelity Freedom 2030	92,121	1,312,260	1,476,692
Fidelity Freedom 2035	38,771	471,321	511,395
Fidelity Freedom 2040	87,652	766,417	830,944
Fidelity Freedom 2045	5,372	57,300	57,698
Fidelity Freedom 2050	1,453	15,416	15,620

		126,768,120	152,848,574
Investment in common / collective trusts:
Fidelity Managed Income Portfolio Fund	15,929,295	15,770,788	15,770,788
Interest-bearing cash:
Fidelity U.S. Government Reserves Fund	11,409,518	11,409,518	11,409,518
Affiliated stock:
State Auto Financial Corporation Common Stock Fund (1)	60,280	1,510,294	2,090,526
Stock Purchase Account (2)	-	-	798
Participant loans (interest rates 3.25% to 10.00%)	-	-	3,024,502

		$155,458,720	$185,144,706

(1)	-Indicated a party-in-interest to the Plan.

(2)

– The stock purchase account consists of the Fidelity Cash Reserves a money market fund that is used as a plan-level account in the recordkeeping of the purchase and sales of fractional share of employer stock. Participants cannot invest their account balances in the Stock Purchase Account.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Date: June 29, 2007	By:	/s/ Steven E. English

	Printed Name:	Steven E. English

	Title:	Chief Financial Officer

By:	/s/ James A. Yano

Printed Name:	James A. Yano

Title:	Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein